Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED
ABN 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY STEEMSON
Date of last notice	9 December 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in GH Steemson Family Superannuation Fund in which Mr Greg Steemson is a member.
Date of change	31 December 2009
No. of securities held prior to change	1,100,000 Ordinary Shares 1,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. 500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.
Class	Unlisted Options
Number acquired	Nil

+ See chapter 19 for defined terms.

Number disposed	250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	1,100,000 Ordinary Shares 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011. 500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiration of 250,000 unlisted options due to vesting condition not being met.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CARMEL LOWRIE
Date of last notice	31 December 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Mellon Nominees (UK) Limited (Mr Lowrie is the beneficial holder of the shares held in the above Nominee Company). Options Held Directly
Date of change	31 December 2009

+ See chapter 19 for defined terms.

No. of securities held prior to change	1,635,460 Fully Paid Ordinary Shares (Held Directly) 1,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. 500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.
Class	Unlisted Options
Number acquired	Nil
Number disposed	250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil.

No. of securities held after change	1,635,460 Fully Paid Ordinary Shares (Held Directly) 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011. 500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiration of 250,000 options due to vesting conditions note being met.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank Terranova
Date of last notice	7 December 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Novabank Pty Ltd. Mr Terranova has a relevant interest in this Company
Date of change	31 December 2009

+ See chapter 19 for defined terms.

No. of securities held prior to change	1,000 Fully Paid Ordinary Shares 3,500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 1,500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70. 2,500,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Class	Options over ordinary shares
Number acquired	Nil
Number disposed	750,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

No. of securities held after change	1,000 Fully Paid Ordinary Shares 4,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70. 2,500,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiration of Options due to Vesting conditions not being met.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED
ABN 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO
Date of last notice	7 December 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Zurich Bay Holdings Pty Ltd, an entity in which Mark Caruso has a relevant interest and is a director and Regional Management Pty Ltd an entity in which Mark Caruso has a relevant interest and is a director.
Date of change	31 December 2009

+ See chapter 19 for defined terms.

No. of securities held prior to change	7,585,193 Ordinary Fully Paid Shares 3,400,000 Unlisted Options exercisable at $0.45 on or before 31 December 2009. 4,750,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 2,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. 3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Class	Options Over Fully Paid Ordinary Shares
Number acquired	Nil
Number disposed	3,400,000 Unlisted Options exercisable at $0.45 on or before 31 December 2009. 1,125,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	7,585,193 Ordinary Fully Paid Shares 5,875,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011. 3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013. 10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70. 5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiration of Options due to term expiry and vesting conditions not being met.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.